PURE CAPITAL INCORPORATED ANNOUNCES NAME CHANGE AND FORMATION OF OPERATIONAL SUBSIDIARY

Tombstone, Arizona --(MARKET WIRE)--Feb 5, 2007 - Pure Capital Incorporated (OTC BB:PUCNF.OB - News) (the "Company") is pleased to announce that a majority of the Company’s shareholders have authorized the Board of Directors to take all actions necessary to change the name of the Company to Tombstone Exploration Corporation. Since the Company is now engaged in mineral development, expansion and exploration, this name change better reflects the direction of the Company following the acquisition of mining prospects in Tombstone, Arizona on November 30, 2006.

In addition, all operations in Arizona will be conducted through Tombstone Exploration & Mining Corp. (“TEMC”), a Nevada corporation established on January 16, 2007 and wholly owned subsidiary of the Company. The Company is presently securing all necessary approvals to qualify TEMC to do business in the State of Arizona.

The Company’s Board of Directors will immediately take all actions necessary to change the Company’s name by filing all necessary documentation as required by the Canada Business Corporations Act. Immediately thereafter, the Company will apply for a new CUSIP number and for a new trading symbol.

Additional information related to the new CUSIP and the new symbol will be released as it becomes available.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Pure Capital’s ability to obtain additional financing. Pure Capital undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Pure Capital’s expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Pure Capital’s success are more fully disclosed in Pure Capital most recent public filings with the U.S. Securities and Exchange Commission.

Contact:

Alan M. Brown
(250) 741-6340